                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (Amendment No. 1)*

                               Edison Schools Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                 Class B Common Stock, $.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                       281033 10 0 (Class A Common Stock)
                       None Issued (Class B Common Stock)
                         -------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                 -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)


     [ ]  Rule 13d-1(c)


     [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 281033 10 0 (Class A Common Stock)                   Page 2 of 7 Pages
CUSIP NO. None Issued (Class B Common Stock)

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
(1)  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      H. Christopher Whittle

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (2)                                 (a) [ ]
                                     (b) [x]

--------------------------------------------------------------------------------
      SEC USE ONLY

(3)

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(4)      United States

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                            (5)

        NUMBER OF
                                   Class A Common Stock: 5,459,070 shares
         SHARES
                                   Class B Common Stock: 1,276,423 shares
      BENEFICIALLY
                             ---------------------------------------------------
        OWNED BY                           SHARED VOTING POWER
                            (6)
         EACH
                                            0 shares
       REPORTING            ----------------------------------------------------
                                     SOLE DISPOSITIVE POWER
        PERSON              (7)

         WITH
                                   Class A Common Stock: 5,459,070 shares

                                   Class B Common Stock: 1,276,423 shares

                            ----------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                            (8)
                                     0 shares

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(9)      Class A Common Stock: 5,459,070 shares
         Class B Common Stock: 1,276,423 shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(10)              Not Applicable            [  ]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
(11)     Class A Common Stock: 11.6%
         Class B Common Stock: 36.4%
--------------------------------------------------------------------------------
 TYPE OF REPORTING PERSON
(12)

      IN

--------------------------------------------------------------------------------

CUSIP NO. 281033 10 0 (Class A Common Stock)                   Page 3 of 7 Pages
CUSIP NO. None Issued (Class B Common Stock)

Item 1(a).        Name of Issuer:

                  Edison Schools Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  521 Fifth Avenue, 11th Floor
                  New York, NY  10175

Item 2(a).        Name of Person Filing:

                  H. Christopher Whittle

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Edison Schools Inc.
                  521 Fifth Avenue, 11th Floor
                  New York, NY  10175

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Class A Common Stock, $.01 par value per share
                  Class B Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  281033 10 0 (Class A Common Stock)
                  None Issued (Class B Common Stock)

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

                  Not Applicable

Item 4.   Ownership.

(a)      Amount Beneficially Owned:

         (i)      Class A Common Stock: 5,459,070 shares*

         (ii)     Class B Common Stock: 1,276,423 shares**

(b)      Percent of Class:

         (i)      Class A Common Stock: 11.6%

         (ii)     Class B Common Stock: 36.4%

(c)      Number of Shares as to Which Such Person Has:

         (i)      sole power to vote or to direct the vote:
                  Class A Common Stock: 5,459,070 shares
                  Class B Common Stock: 1,276,423 shares

         (ii)     shared power to vote or to direct the vote:
                  0

         (iii)    sole power to dispose or to direct the disposition of:
                  Class A Common Stock: 5,459,070 shares
                  Class B Common Stock: 1,276,423 shares

         (iv)     shared power to dispose or to direct the disposition of:

CUSIP NO. 281033 10 0 (Class A Common Stock)                   Page 4 of 7 Pages
CUSIP NO. None Issued (Class B Common Stock)


          * The 5,459,070 shares of Class A Common Stock, $.01 par value per share, of Edison Schools Inc. ("Class A Common Stock") beneficially owed by Mr. Whittle consists of (i) 59,205 shares of Class A Common Stock held of record by Mr. Whittle, (ii) 602,411 shares of Class A Common Stock held of record by WSI Inc., (iii) 1,462,501 shares of Class A Common Stock held of record by WPA Investment L.P., (iv) 337,500 shares of Class A Common Stock held of record by Whittle Leeds Education Company L.L.C., (v) 888,434 shares of Class A Common Stock issuable upon exercise of options that will be exercisable within 60 days of December 31, 2000, (vi) 832,596 shares of Class A Common Stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of December 31, 2000,
     (vii) 665,795 shares of Class B Common Stock, $.01 par value per share, of Edison Schools Inc. ("Class B Common Stock") held of record by Mr. Whittle,
     (viii) 220,882 shares of Class B Common Stock held of record by WSI Inc.,
     (ix) 162,501 shares of Class B Common Stock held of record by WPA Investment L.P., (x) 37,500 shares of Class B Common Stock held of record by Whittle Leeds Education Company L.L.C., (xi) 97,233 shares of Class B Common Stock issuable upon exercise of options that will be exercisable within 60 days of December 31, 2000 and (xii) 92,512 shares of Class B Common Stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of December 31, 2000. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon its transfer in most circumstances or upon the occurrence of other specified events.

          **   The 1,276,423 shares of Class B Common Stock beneficially owed by
     Mr. Whittle includes (i) 220,882 shares of Class B Common Stock held of record by WSI Inc., (ii) 162,501 shares of Class B Common Stock held of record by WPA Investment L.P., (iii) 37,500 shares of Class B Common Stock held of record by Whittle Leeds Education Company L.L.C., (iv) 97,233 shares of Class B Common Stock issuable upon exercise of options that will be exercisable within 60 days of December 31, 2000 and (v) 92,512 shares of Class B Common Stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of December 31, 2000.

CUSIP NO. 281033 10 0 (Class A Common Stock)                   Page 5 of 7 Pages
CUSIP NO. None Issued (Class B Common Stock)

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certifications.

                  Not applicable
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CUSIP NO. 281033 10 0 (Class A Common Stock)                   Page 6 of 7 Pages
CUSIP NO. None Issued (Class B Common Stock)



                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001           /s/ H. Christopher Whittle
              ---                 ----------------------------------------------
                                  H. Christopher Whittle


                                  WSI INC.

                                  By: /s/ H. Christopher Whittle
                                  ----------------------------------------------
                                  H. Christopher Whittle
                                  President

                                  WPA INVESTMENT L.P.

                                  By:    WSI INC. its general partner


                                             By:  /s/ H. Christopher Whittle
                                                  ------------------------------
                                                     H. Christopher Whittle
                                                      President

                                  WHITTLE LEEDS EDUCATION COMPANY L.L.C.


                                  By:     WSI INC. its managing member


                                             By:  /s/ H. Christopher Whittle
                                                  ------------------------------
                                                     H. Christopher Whittle
                                                      President